| Form 1<br>Page 1<br>Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br><br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION<br>FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE<br>OR EXEMPTION FROM REGISTRATION PURSUANT TO<br>SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY)<br><br>02/09/17 | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

**WARNING:** Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION                    ☒ AMENDMENT



SEC
Mail Processing
Section

FEB 1 3 2017

Washington DC
412

1. State the name of the applicant: Bats EDGA Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000                              (913) 815-7119
(Telephone)                                (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson          General Counsel, Bats EDGA Exchange, Inc.     (212) 378-8523
(Name)                    (Title)                    (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership
_____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 03/09/09 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: _____02/09/17_____
(MM/DD/YY)

By: _____(Signature)_____

Subscribed and sworn before me this 9th day of February, 2017 by Bianca Stodden
(Month)    (Year)              (Notary Public)

Bats EDGA Exchange, Inc.
(Name of Applicant)
Anders Franzon, SVP, Associate General Counsel
(Printed Name and Title)

My Commission expires 08/04/19    County of Johnson State of Kansas

**This page must always be completed in full with original, manual signature and notarization.**
**Affix notary stamp or seal where applicable.**

Securities and Exchange

FEB 13 2017

RECEIVED



17002456

<u>Exhibit C</u>

**Exhibit Request:**

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

**Response:** Please see below responses for the following entities:

### A.  **Bats Global Markets, Inc.**

1.  *Name*: Bats Global Markets, Inc.
    *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.  *Form of organization*: Corporation.

3.  *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4.  *Brief description of nature and extent of affiliation*: Bats Global Markets, Inc. owns 100% of the outstanding common stock of Bats Global Markets Holdings, Inc., which is the Exchange's 100% owner.

5.  *Brief description of business or functions*: Bats Global Markets, Inc. is the ultimate parent company through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange and its affiliates.

6.  *Copy of constitution*: Not applicable.

7.  *Copy of articles of incorporation or association and amendments*: See attached.

8.  *Copy of existing by-laws*: See attached.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Joe Ratterman
    - Chris Concannon
    - Michael Richter
    - Alan Freudenstein
    - John McCarthy
    - Robert Jones
    - Chris Mitchell
    - Jamil Nazarali
    - Frank Reardon

    Current Officers
    - Chris Concannon (President, CEO)
    - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
    - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
    - Eric Swanson (Executive Vice President, General Counsel, Secretary)
    - Tony Barchetto (Executive Vice President, Head of Corporate Development)

- Mark Hemsley (Executive Vice President, Chief Executive Officer of Bats Europe)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Tami Schademann (Executive Vice President, Chief Compliance Officer)

Compensation Committee
- Rob Jones
- Chris Mitchell
- Frank Reardon

Audit Committee
- Michael Richter
- Alan Freudenstein
- Robert Jones

Nominating and Corporate Governance Committee
- John McCarthy
- Alan Freudenstein
- Michael Richter

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**B.**     **<u>Bats Global Markets Holdings, Inc.</u>**

1.     *Name*: Bats Global Markets Holdings, Inc.
        *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.     *Form of organization*: Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on June 29, 2007.

4.     *Brief description of nature and extent of affiliation*: Bats Global Markets
        Holdings, Inc. is the Exchange's 100% owner.

5.     *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is
        an intermediate holding company.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*: See attached.

8.     *Copy of existing by-laws*: See attached.

9.     *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        <u>Current Directors</u>
        • Chris Concannon

        <u>Current Officers</u>
        • Chris Concannon (President, CEO)
        • Tami Schademann (Executive Vice President)
        • Bryan Harkins (Executive Vice President, Head of U.S. Markets)
        • Eric Swanson (Secretary)
        • Brian N. Schell (Treasurer)

10.    *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

## C. Direct Edge LLC

1. *Name*: Direct Edge LLC (f/k/a Direct Edge, Inc.)
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets, Inc. owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President, CEO)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Chief Financial Officer)
   - Chris Isaacson (Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### D.   Bats BZX Exchange, Inc.

1.   *Name*: Bats BZX Exchange, Inc.
    *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on November 1, 2007.

4.   *Brief description of nature and extent of affiliation*: Bats BZX Exchange, Inc. is
    wholly-owned by Bats Global Markets Holdings, Inc., which is also the
    Exchange's 100% owner.

5.   *Brief description of business or functions*:  Bats BZX Exchange, Inc. operates as a
    registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  See attached.

8.   *Copy of existing by-laws*:  See attached.

9.   *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    •      Chris Concannon
    •      Chris Isaacson
    •      David Roscoe
    •      Sandy Kemper
    •      Scott Wagner
    •      Jill Sommers
    •      Matt Billings
    •      Joseph Mecane

    Current Officers
    •      Chris Concannon (President, CEO)
    •      Chris Isaacson (Executive Vice President, Global Chief Information
          Officer)
    •      Bryan Harkins (Executive Vice President, Head of U.S. Markets)
    •      Tami Schademann (Executive Vice President, Chief Regulatory Officer)
    •      Eric Swanson (Executive Vice President, General Counsel, Secretary)
    •      Brian N. Schell (Executive Vice President, Chief Financial Officer,
          Treasurer)

- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Executive Vice President, Head of Corporate Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)

Standing Committees

Compensation Committee
- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**E.  Bats BYX Exchange, Inc.**

1.  *Name*: Bats BYX Exchange, Inc.
    *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.  *Form of organization*: Corporation.

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on July 31, 2009.

4.  *Brief description of nature and extent of affiliation*: Bats BYX Exchange, Inc. is
    wholly-owned by Bats Global Markets Holdings, Inc., which is also the
    Exchange's 100% owner.

5.  *Brief description of business or functions*: Bats BYX Exchange, Inc. operates as a
    registered national securities exchange pursuant to Section 6 of the Act.

6.  *Copy of constitution*: Not applicable.

7.  *Copy of articles of incorporation or association and amendments*: See attached.

8.  *Copy of existing by-laws*: See attached.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Chris Concannon
    - Chris Isaacson
    - David Roscoe
    - Sandy Kemper
    - Scott Wagner
    - Jill Sommers
    - Matt Billings
    - Joseph Mecane

    Current Officers
    - Chris Concannon (President, CEO)
    - Chris Isaacson (Executive Vice President, Global Chief Information
      Officer)
    - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
    - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
    - Eric Swanson (Executive Vice President, General Counsel, Secretary)
    - Brian N. Schell (Executive Vice President, Chief Financial Officer,
      Treasurer)
    - Charles Randy Williams (Senior Vice President, Global Investor Relations
      & Communications)

- Tony Barchetto (Executive Vice President, Head of Corporate Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)

Standing Committees

Compensation Committee
- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**F.    Bats EDGX Exchange, Inc.**

1.    *Name*: Bats EDGX Exchange, Inc.
      *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.    *Form of organization*: Corporation.

3.    *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.    *Brief description of nature and extent of affiliation*: Bats EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Bats Global Markets, Inc., the Exchange's ultimate parent.

5.    *Brief description of business or functions:* Bats EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*: See attached.

8.    *Copy of existing by-laws*: See attached.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      • 	Chris Concannon
      • 	Chris Isaacson
      • 	David Roscoe
      • 	Sandy Kemper
      • 	Scott Wagner
      • 	Jill Sommers
      • 	Matt Billings
      • 	Joseph Mecane

      Current Officers
      • 	Chris Concannon (President, CEO)
      • 	Chris Isaacson (Executive Vice President, Global Chief Information Officer)
      • 	Bryan Harkins (Executive Vice President, Head of U.S. Markets)
      • 	Tami Schademann (Executive Vice President, Chief Regulatory Officer)
      • 	Eric Swanson (Executive Vice President, General Counsel, Secretary)
      • 	Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)

- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Executive Vice President, Head of Corporate Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)

Standing Committees

Compensation Committee
- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## G.    **Bats Trading, Inc.**

1.    *Name*: Bats Trading, Inc.
       *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.    *Form of organization*: Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on June 16, 2005.

4.    *Brief description of nature and extent of affiliation*: Bats Trading, Inc. is wholly-
       owned by Bats Global Markets Holdings, Inc., which is also the Exchange's
       100% owner.

5.    *Brief description of business or functions*:  Bats Trading, Inc. is a broker-dealer
       registered as such with the Securities and Exchange Commission and a member of
       the Financial Industry Regulatory Authority and other self-regulatory
       organizations. Bats Trading, Inc. provides routing of orders from the Exchange
       Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc. and Bats EDGX
       Exchange, Inc. to other securities exchanges, facilities of securities exchanges,
       automated trading systems, electronic communication networks or other broker-
       dealers.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  See attached.

8.    *Copy of existing by-laws*:  See attached.

9.    *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       •      Chris Isaacson
       •      Tami Schademann
       •      Chris Concannon
       •      Brian N. Schell

       Current Officers
       •      Troy Yeazal (President)
       •      Greg Steinberg (Secretary)
       •      Bryan Upp (Chief Compliance Officer)
       •      Derick Shupe (FINOP, Treasurer)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

## H.   Omicron Acquisition Corp.

1.   *Name*: Omicron Acquisition Corp.
     *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated in Delaware under Section 101 of the General Corporation Law of
     the State of Delaware on February 7, 2011.

4.   *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
     wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the
     Exchange.

5.   *Brief description of business or functions*: Omicron Acquisition Corp. is an
     intermediate holding company of Bats Worldwide Holdings Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  See attached.

8.   *Copy of existing by-laws*:  See attached.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     •   Chris Concannon
     •   Mark Hemsley

     Current Officers
     •   Mark Hemsley (President and Treasurer)
     •   Eric Swanson (Vice President, Secretary)

10.  *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

## I.    Bats Hotspot Holdings LLC

1.    *Name:* Bats Hotspot Holdings LLC (f/k/a Hotspot FX Holdings, LLC)
      *Address:* 8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.    *Form of organization:* Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.  Name was amended from Hotspot FX Holdings, LLC, a Delaware LLC, on March 11, 2015.

4.    *Brief description of nature and extent of affiliation:* Bats Hotspot Holdings LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.    *Brief description of business or functions:* Bats Hotspot Holdings LLC is an intermediate holding company of Bats Hotspot LLC, Bats Hotspot Services LLC, Bats Hotspot SEF LLC, and Bats Hotspot IB LLC.

6.    *Copy of constitution:* Not applicable.

7.    *Copy of articles of incorporation or association and amendments:* See attached.

8.    *Copy of existing by-laws:* See attached.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

      Current Directors
      •    None

      Current Officers
      •    Chris Concannon (President)
      •    Bryan Harkins (EVP, Head of Equities and Global FX)
      •    Brian N. Schell (Treasurer)
      •    Eric Swanson (Secretary)
      •    Barry Calder (Head Of Liquidity & Client Services)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

## J.    Bats Hotspot LLC

1.     *Name*: Bats Hotspot LLC (f/k/a KCG Hotspot FX LLC)
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.     *Form of organization*: Limited Liability Company.

3.     *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4.     *Brief description of nature and extent of affiliation*: Bats Hotspot LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.     *Brief description of business or functions*: Bats Hotspot LLC operates an institutional spot foreign exchange market.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*: See attached.

8.     *Copy of existing by-laws*: See attached.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - Bryan Harkins (EVP, Head of Equities and Global FX))
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head Of Liquidity & Client Services)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**K.**     **Bats Hotspot Services LLC**

1.     *Name*: Bats Hotspot Services LLC (f/k/a Hotspot FXr, L.L.C.)
        *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.     *Form of organization*: Limited Liability Company.

3.     *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4.     *Brief description of nature and extent of affiliation*: Bats Hotspot Services LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.     *Brief description of business or functions*: Bats Hotspot Services LLC operates an institutional spot foreign exchange market.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*: See attached.

8.     *Copy of existing by-laws*: See attached.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • None

       Current Officers
       • Chris Concannon (President)
       • Bryan Harkins (EVP, Head of Equities and Global FX)
       • Brian N. Schell (Treasurer)
       • Eric Swanson (Secretary)
       • Barry Calder (Head of Liquidity & Client Securities)

10.    Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

**L.** **Bats International Holdings Limited**

1. *Name*: Bats International Holdings Limited
   *Address*: 10 Lower Thames Street, 6[th] Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats International Holdings Limited is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats International Holdings Limited is a holding company of Bats Hotspot Europe Limited, Bats Hotspot Asia Pte. Ltd., and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   • Mark Hemsley
   • Chris Concannon

   Current Officers
   • Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**M.** **Bats Hotspot Europe Limited**

1. *Name*: Bats Hotspot Europe Limited
   *Address*: 10 Lower Thames Street, 6[th] Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Europe Limited is wholly-owned by Bats International Holdings Limited which is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Chris Concannon

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## N.   Bats Hotspot Asia Pte. Ltd.

1.   *Name*: Bats Hotspot Asia Pte. Ltd.
*Address*: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4.   *Brief description of nature and extent of affiliation*: Bats Hotspot Asia Pte. Ltd. is wholly-owned by Bats International Holdings Limited which is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Bats Hotspot Asia Pte. Ltd. operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Chris Concannon
- Ng Lip Chih

Current Officers
- Chris Concannon (President)
- Chew Pei Tsing (Secretary)
- Lai Jek Ping (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## O.   **Bats Trading Limited**

1.  *Name*: Bats Trading Limited
    *Address*: 10 Lower Thames Street, 6<sup>th</sup> Floor, London, UK EC3R 6AF

2.  *Form of organization*: Private Company Limited by Shares.

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in England and Wales under the Companies Act 1985 on March 28,
    2008.

4.  *Brief description of nature and extent of affiliation*: Bats Trading Limited is
    wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the
    Exchange.

5.  *Brief description of business or functions*: Bats Trading Limited is recognized as
    a Recognised Investment Exchange in the United Kingdom under the Financial
    Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of
    European equity securities.

6.  *Copy of constitution*: Not applicable.

7.  *Copy of articles of incorporation or association and amendments*: See attached.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Mark Hemsley
    - Adam Eades
    - John Woodman
    - Richard Balarkas
    - Rebecca Fuller
    - Julian Corner
    - Kristian West
    - Ted Hood

    Current Officers
    - Mark Hemsley (CEO)
    - Antonio Amelia (Secretary)
    - Jill Griebcnow (CFO)
    - Adam Eades (Chief Legal and Regulatory Officer)
    - Jerry Avenell (Co-Head Sales)
    - Alex Dalley (Co-Head Sales)
    - Guy Simpkin (Head of Business Development)
    - David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee
- Ted Hood
- Rebecca Fuller
- Richard Balarkas

Remuneration Committee
- John Woodman
- Rebecca Fuller

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## P.   Chi-X Europe Limited

1.   *Name:* Chi-X Europe Limited
     *Address:* 10 Lower Thames Street, 6<sup>th</sup> Floor, London, UK  EC3R 6AF

2.   *Form of organization:* Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation:*
     Incorporated in England and Wales.  It changed its name to Chi-X Europe
     Limited on July 2, 2007.

4.   *Brief description of nature and extent of affiliation:* Chi-X Europe Limited is
     wholly-owned by Bats Trading Limited which, in turn, is indirectly wholly owned
     by Bats Global Markets, Inc.

5.   *Brief description of business or functions:*  Chi-X Europe Limited is authorised in
     the United Kingdom under the Financial Services and Markets Act 2000
     ("FSMA"), as an investment firm.  Between April 30, 2012 and May 20, 2013 it
     was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the
     smart order router that is needed for the routing strategies deployed by Bats
     Trading Limited

6.   *Copy of constitution:* Not applicable.

7.   *Copy of articles of incorporation or association and amendments:*  See attached.

8.   *Copy of existing by-laws:*  Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions:*

     Current Directors
     •   Mark Hemsley
     •   Adam Eades
     •   John Woodman

     Current Officers
     •   John Woodman (Chairman)
     •   Mark Hemsley (CEO)
     •   Antonio Amelia (Secretary)
     •   Jill Griebenow (CFO)
     •   Adam Eades (Chief Legal and Regulatory Officer)

10.  *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year:* Not applicable.

**Q.    Bats ETF.com, Inc.**

1.    *Name*: Bats ETF.com, Inc.
      *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.    *Form of organization*: Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on March 28, 2016.

4.    *Brief description of nature and extent of affiliation*: Bats ETF.com, Inc. is wholly-
      owned by BATS Global Markets Holdings, Inc., which is also the Exchange's
      100% owner.

5.    *Brief description of business or functions*: Bats ETF.com, Inc. is a media
      company providing ETF data, news and analysis.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*: See attached.

8.    *Copy of existing by-laws*: See attached.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      •      Chris Concannon

      Current Officers
      •      Chris Concannon (President)
      •      Dave Nadig (CEO)
      •      Brian N. Schell (EVP, CFO and Treasurer)
      •      Bryan Harkins (EVP, Head of U.S. Markets)
      •      Chris Isaacson (EVP, Global CIO)
      •      Eric Swanson (EVP, General Counsel and Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**R.  INDEXPUBS S.A.**

1.  *Name*: INDEXPUBS S.A.
    *Address*: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2.  *Form of organization*: Corporation (Soceidad Anonima or S.A.)

3.  *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4.  *Brief description of nature and extent of affiliation*: INDEXPUBS S.A. is owned 0.1% by Fernando Rivera and 99.9% by Bats International Holdings Limited which is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.  *Brief description of business or functions*: INDEXPUBS S.A. is a media company providing ETF data, news and analysis.

6.  *Copy of constitution*: See attached.

7.  *Copy of articles of incorporation or association and amendments*:  See attached.

8.  *Copy of existing by-laws*:  See attached.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors

    Current Officers
    - Dave Nadig (President)
    - Verónica Rocío Bravo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S.    **Bats Hotspot IB LLC**

1.    *Name*: Bats Hotspot IB LLC
      *Address*: 17 State Street, 31st Floor, New York, NY 10004

2.    *Form of organization*: Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*: Formed in Illinois under Section 15-1 of the Limited Liability Company Act of the State of Illinois on May 23, 2003.

4.    *Brief description of nature and extent of affiliation*: Bats Hotspot IB LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.    *Brief description of business or functions*: Bats Hotspot IB LLC is an introducing broker registered with the National Futures Association.

6.    *Copy of constitution*: Not applicable

7.    *Copy of articles of incorporation or association and amendments*: See attached

8.    *Copy of existing by-laws*: See attached

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Officers

      • Bryan Harkins (Chief Executive Officer)
      • Derick Shupe (Chief Accounting Officer)

      Managers
      • Chris Concannon

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

**T.** **Bats Hotspot SEF LLC**

1.  *Name*: Bats Hotspot SEF LLC
    *Address*: 17 State Street, 31st Floor, New York, NY 10004

2.  *Form of organization*: Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4.  *Brief description of nature and extent of affiliation*: Bats Hotspot SEF LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.  *Brief description of business or functions*: Bats Hotspot SEF LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6.  *Copy of constitution*: Not applicable

7.  *Copy of articles of incorporation or association and amendments*: See attached

8.  *Copy of existing by-laws*: See attached

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Officers

    *   Bryan Harkins (Chief Executive Officer)
    *   Lisa Shemie (Chief Compliance Officer)

    Managers
    *   Chris Concannon (Chairman)
    *   Barry Calder
    *   Bryan Harkins
    *   Brian Schell
    *   Eric Swanson
    *   Jason Young
    *   Jules Putterman
    *   Darlene Newman
    *   Michael Cinque

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

**U.    Bats Worldwide Holdings Limited**

1.    *Name*: Bats Worldwide Holdings Limited
       *Address*: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2.    *Form of organization*: Private Company Limited by Shares.

3.    *Name of state, statute under which organized and date of incorporation*:
       Incorporated in England and Wales under the Companies Act 2006 on November
       9, 2016.

4.    *Brief description of nature and extent of affiliation*: Bats Worldwide Holdings
       Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of
       the Exchange.

5.    *Brief description of business or functions*: Bats Worldwide Holdings Limited is
       an intermediate holding company of Bats Trading Limited and Bats International
       Holdings Limited.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*: See attached.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       •     Chris Concannon
       •     Mark Hemsley

       Current Officers
       •     Antonio Amelia (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

## V.     BATS FX, Inc.

1.     *Name*:  BATS FX, Inc.
       *Address*:  17 State Street, 31st Floor, New York, NY 10004

2.     *Form of organization*: Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on September 17, 2012.

4.     *Brief description of nature and extent of affiliation*: As of December 31, 2015,
       BATS FX, Inc. ceased to exist.

5.     *Brief description of business or functions*:  Not applicable.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  Not
       applicable.

8.     *Copy of existing by-laws*:  Not applicable.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:  None.

10.    *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: As of December 31, 2015, BATS FX, Inc.
       ceased to exist.

**W.** <u>**Direct Edge ECN LLC (d/b/a DE Route)**</u>

1. *Name:* Direct Edge ECN LLC (d/b/a DE Route)
   *Address:* 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation:* As of December 31, 2015, Direct Edge ECN LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:* Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments:* Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:* None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* As of December 31, 2015, Direct Edge ECN LLC ceased to exist.

## X. Direct Edge Holdings LLC

1. *Name*: Direct Edge Holdings LLC
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015 Direct Edge Holdings LLC ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015 Direct Edge Holdings LLC ceased to exist.

## Y.    <u>Omicron Holdings Corp.</u>

1.    *Name*: Omicron Holdings Corp.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.    *Form of organization*: Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on February 7, 2011.

4.    *Brief description of nature and extent of affiliation*: As of December 31, 2015,
   Omicron Holdings Corp. ceased to exist.

5.    *Brief description of business or functions*: Not applicable.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*: Not
   applicable.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*: None.

10.    *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: As of December 31, 2015, Omicron Holdings
    Corp. ceased to exist.

Z.    **Omicron Intermediate Holdings Corp.**

1.    *Name*: Omicron Intermediate Holdings Corp.
      *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.    *Form of organization*: Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on February 7, 2011.

4.    *Brief description of nature and extent of affiliation*: As of December 31, 2015,
      Omicron Intermediate Holdings Corp. ceased to exist.

5.    *Brief description of business or functions*:  Not applicable.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  Not
      applicable.

8.    *Copy of existing by-laws*:  Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:  None.

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: As of December 31, 2015, Omicron
      Intermediate Holdings Corp. ceased to exist.

## AA.  **Bats Hotspot SEF LLC**

1.  *Name:* Bats Hotspot SEF LLC
    *Address:*  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.  *Form of organization:* Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation:*  Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 1, 2015.

4.  *Brief description of nature and extent of affiliation:* As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.

5.  *Brief description of business or functions:*  Not applicable

6.  *Copy of constitution:* Not applicable.

7.  *Copy of articles of incorporation or association and amendments:*  Not applicable

8.  *Copy of existing by-laws:*  Not applicable

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*  None

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.